 EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: A Withdrawal From a Class Action Against “Yes”

  Further to the description in Section 5.17 (f) of Chapter A (Description of the Corporation's Business) in the Company’s Periodic Report for 2017 and the immediate report of the Company dated March 28, 2017, regarding an action together with an application to approve it as a class action in the matter of the Children's Channel, a supplementary report is hereby provided that on October 4, a judgment was granted confirming the petitioner's request to withdraw from his application to certify the claim as a class action and also striking out the personal claim, without an order for legal expenses.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a short summary translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.